ADCARE HEALTH SYSTEMS, INC.
1145 Hembree Road
Roswell, Georgia 30076
October 23, 2015
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Carlos Pacho

Re:     AdCare Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 31, 2015
Form 10-Q for the Fiscal Quarter Ended June 30, 3015
Filed August 13, 2015
File No. 001-33135

Ladies and Gentlemen:
On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Allan Rimland, dated October 9, 2015. For the convenience of the Staff, the Company has restated in this letter in italics each Comment and presented the Company’s response thereto below the restated Comment.
Note 1. Intangible Assets and Goodwill, page 84
Note 6. Intangible Assets and Goodwill, page 92

1.     We note your response to comment 1. Since the recorded goodwill is based on your previous business model, tell us if you would have recognized goodwill impairment under that model after you approved your strategic plan in July but prior to entering into leases or subleases thereafter. In addition, tell us why you continue to retain ownership of the goodwill related to the facilities you no longer operate and why such goodwill is not allocated to the related discontinued facilities in determining your gain or loss from discontinued operations. Please refer to your basis in the accounting literature.
At December 31, 2014, using assumptions from the Company’s historical business model of owning and operating skilled nursing and assisted living facilities (the “Old Business Model”), the Company

Securities and Exchange Commission
Division of Corporation Finance
October 23, 2015

did not recognize goodwill impairment due to qualitative factors in accordance with the “Subsequent Measurement” guidance of Accounting Standards Codification (“ASC”) 350-20-35-3 where management deemed it more likely than not that the fair value of the reporting entities exceeded their carrying amounts. Furthermore, in July 2014, when the Company approved the new strategic plan to transition to a healthcare property holding and leasing company (the “New Business Model”), goodwill impairment was not recognized, neither before nor after entering into leases or subleases in pursuit of the New Business Model given that: (i) under the New Business Model, the Company retains ownership of the facilities that originally generated the goodwill recorded; and (ii) the goodwill recorded continues to be supported by either the continuation of cash flows under the Old Business Model, or the projected cash flows under the New Business Model’s anticipated leasing arrangements. Therefore, under both the Old Business Model and the New Business Model, the fair value of the Company’s facilities continues to support the long lived assets (inclusive of goodwill) balances recorded (ASC 350).
2.     Additionally, in testing goodwill for impairment after entering into leases or subleases, you stated that the Company used the same analysis as the long-lived asset (LLA) testing to determine the recoverability of goodwill and intangible lease rights, which entailed a projection of your “undiscounted future cash flows” as a holding entity after entering into leases or subleases. Tell us how your impairment testing complied with the guidance in ASC 350-20-35-22 to 24.
In our previous response letter to the Commission dated September 28, 2015 (“Previous Response Letter”), management made mention of testing the recoverability of long lived assets (“LLA”), which includes goodwill, through the use of undiscounted future cash flows. This reference was not meant to imply to the Commission that goodwill was tested by the use of undiscounted future cash flows. Goodwill was tested separately for impairment using various qualitative factors in accordance with the “Subsequent Measurement” guidance of ASC 350-20-35-3 where management deemed it more likely than not that the fair value of the reporting entities exceeded their carrying amounts, including goodwill.
Form 10-Q for Fiscal Quarter Ended June 30, 2015 (“Form 10-Q”)
Cash Requirements, page 13 and 45

3.
In the last paragraph, you state, in part, that you seek to improve your operating results through a series of leasing and subleasing transactions with favorable terms and consistent and predictable cash flow. However, it appears that proceeds from your future minimum lease receivables as reported on page 17, which could be further reduced by amounts assigned to your lenders, do not appear to be sufficient to cover your annual cost of operations nor the scheduled maturities of your long-term debt. Please discuss in more detail the measures you have undertaken to streamline your operations and cost infrastructure in connection with your transition to a healthcare property holding and leasing

2 | Page

Securities and Exchange Commission
Division of Corporation Finance
October 23, 2015

and how such measures will allow you to realize consistent and predictable cash flows as compared to your prior skilled nursing and assisted living facilities business. In addition, discuss whether or not you are on track with regards to your planned operating results and cash flows. If not, discuss the actions you are taking to meet your plans.
Under the New Business Model, all patient care related revenues and expenses were to be transferred to third-party operators through the execution of facility leases and subleases. Management anticipates completion of the Company’s transition by December 31, 2015 and expects future cash flows to be sufficient to cover the Company’s annual cost of operations as well as mandatory principal repayments on long-term debt. The following illustrates (in thousands) anticipated annual cash flows assuming a complete transition to the New Business Model per the date noted above and for the twelve months ended December 31, 2016.

$21,146	Future minimum lease receivables for the forward twelve months as outlined in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015
8,400	Additional future minimum lease receivables for the forward twelve months for facilities not yet transferred at June 30, 2015
1,200	Projected annual management fees and other income from third parties
(7,980)	Future minimum lease payments for the forward twelve months as outlined in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2015
(2,000)	Projected mandatory principal repayments on long-term debt
(6,800)	Projected annual cash interest (excludes $600 of non-cash amortization of deferred financing costs)
(4,000)	Projected annual cash G&A (excludes $1,300 of non-cash stock based compensation)
(5,700)	Annualized dividends on preferred stock
$4,266	Total anticipated annual cash flows under the New Business Model

The measures the Company has or will undertake to streamline operations and cost infrastructure in connection with its transition to the New Business Model include: (i) continuing to reduce and ultimately eliminate patient care revenues and related costs while increasing future minimum lease receivables; (ii) refinance or repay current maturities to reduce interest costs and reduce mandatory principal repayments through refinancing transactions with the United States Department of Housing and Urban Development (“HUD”) or other lending sources; (iii) reducing general and administrative expenses (“G&A”). Additional details of such considerations will be provided in future filings with the Commission.
With regards to the Company’s annual patient care related revenues and costs of operations, the Company is still in a process of transition and has not yet fully eliminated such revenues and costs of operations. When the process of transition to the New Business Model is completed, all patient care related revenues and costs of operations will be eliminated, including costs of services.

3 | Page

Securities and Exchange Commission
Division of Corporation Finance
October 23, 2015

While annual patient care revenues and costs will continue to decrease as the transition to the New Business Model nears completion, future minimum lease receivables from facilities leased or subleased to third-party operators will increase from those disclosed on page 17 of the Form 10-Q for the quarter ended June 30, 2015. Page 17 illustrates that the total future minimum lease receivables from the Company’s facilities leased and subleased to third-party operators totaled $172,632, with $21,146 expected for the period ended December 31, 2016 (amounts in thousands). These amounts do not include future minimum lease receivables for the facilities that the Company continued to operate as of June 30, 2015, but have transferred or will transfer operations after such date. The combined future minimum lease receivables on all buildings that have or are expected to transfer operations subsequent to June 30, 2015, are approximately $87.0 million, or approximately $8.4 million per year. Such amounts are expected to be reflected as additional future minimum lease receivables in the appropriate schedule in the Company’s future filings with the Commission after the applicable facility operations have been transferred.
The company manages three facilities for third parties and collects a monthly fee for such services. The Company’s contract to management for third parties is expected to continue as part of the New Business Model. Also, in addition to monthly rent payments, the company collects monthly interest payments from its tenants related to approximately $2.6 million of lease inducements outstanding. Such interest on lease inducements is expected to continue for the full lease term of all applicable facilities. The annual combined total for the Company’s management fees and interest on lease inducements amount to approximately $1.2 million.
As noted in Note 7 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, total estimated future minimum lease payments on operating leases are expected to be $44,370, and for the twelve-month period ended December 31, 2016 are expected to be $7,980 (amount in thousands). This amount will not substantially change once the transition to the New Business Model is complete because the Company’s future minimum lease payments to its landlords are already fully included in the future minimum lease payments schedule in Note 7.
As discussed in the Prior Response Letter, the Company expects to refinance or repay all current maturities for the periods ended June 30, 2016 and June 30, 2017, which are listed in the schedule of maturities in Note 9 of the Form 10-Q for the quarter ended June 30, 2015, through refinancing transactions with HUD and other refinancing arrangements. Mandatory principal repayments on long-term debt are expected to average approximately $2.0 million per year through routine debt service on the Company’s senior debt after currently contemplated refinancing arrangements are completed.
Annualized interest expense for the three month ended June 30, 2015 were $7.4 million, exclusive of $1.7 million of annualized non-cash amortization of deferred financing costs. As the Company transitions into the New Business Model, management expects a continuation of deleveraging of the Company’s balance sheet. Such deleveraging is expected to cause interest expense to decline

4 | Page

Securities and Exchange Commission
Division of Corporation Finance
October 23, 2015

to $6.8 million, exclusive of approximately $0.6 million of annual non-cash amortization of deferred financing costs.
As the transition to the New Business Model nears completion, G&A will also continue to decline from what has been historically observed. For example, on the consolidated statements of operations as presented in the Quarterly Report on Form 10-Q, quarter-over-quarter annualized G&A declined by approximately $6.7 million for the three-months ended June 30, 2015 when compared with the three-months ended June 30, 2014. Further reductions in G&A are expected in future quarters as management continues to reduce annual cash G&A to approximately $4.0 million through reductions in staffing costs, information technology related costs, contract and legal service costs, and other G&A related costs. In transitioning to the New Business Model, the Company’s G&A is expected to drop to a level that is more appropriate for a healthcare property holding and leasing company as opposed to that of an operating company. Such expected G&A amounts exclude non-cash amortization of stock based compensation, which is anticipated to be $1.3 million per annum.
Annualized dividends on preferred stock for the three months ended June 30, 2015 was approximately $5.7 million. As discussed in the Prior Response Letter, the Board of Directors reserves the right to elect not to pay dividends on common stock and to delay dividend payments on preferred stock if necessary or appropriate. Management expects to continue dividend payments on its preferred stock.
After the transition to the New Business Model is complete, most G&A costs are expected to remain static with minimal incremental staffing needs, even if additional facilities are acquired. Therefore, any future acquisitions are expected to immediately become incremental to cash flow by adding additional streams of revenues with minimal to no increase in incremental operating costs. To this end, in September 2014, the Company entered into a non-binding letter of intent to purchase a facility in Florida for $4.8 million. Management is in the process of negotiating a final definitive agreement on the purchase.
As the Company continues to transition to the New Business Model, management believes that the Company will be in a better position to realize a more consistent and predictable cash flow as compared to the cash flow under the Old Business Model. In prior years, income was generated based on a wide array of factors relevant to the nature of running a healthcare services operating business, including facility occupancy, census mix (Medicare, Medicaid and Commercial mix), billing rates, treatment costs, staffing requirements, and regulatory requirements. Under the New Business Model, the risk of income variability to the Company presented by these factors is reduced because patient care income (revenues less costs of operations) is replaced with a more steady and consistent stream of monthly rental income. Although the New Business Model has its own risks, such as the new operator’s ability to generate sufficient income to cover rent payments to the Company, the risks associated with operating the facilities are largely absorbed by the new operators and are no longer directly assumed by the Company.

5 | Page

Securities and Exchange Commission
Division of Corporation Finance
October 23, 2015

Based on the foregoing, the Company believes it is on track with its planned operating results and cash flows. As of the date of this response letter, the Company continues to operate four facilities compared to fourteen at June 30, 2015, and has entered into sale or lease/operations transfer agreements for all such facilities. The lease/operations transfer of one of these facilities is expected to occur, and the sale of one facility is expected to close, on November 1, 2015. The remaining two facilities are expected to transfer operations by December 31, 2015.
* * *
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, each as may be amended (collectively, the “Filings”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.
Very truly yours,
/s/ Allan Rimland
Allan Rimland
President and Chief Financial Officer

6 | Page